American International Holdings Corp.

April 26, 2022

VIA EDGAR

Office of Life Sciences

U.S. Securities and Exchange Commission

Attn: Mr. Daniel Crawford

Washington D.C. 20549

Phone: 202-551-7767

Re:	American International Holdings Corp.
Form S-1 Registration Statement
File No. 333-264411

Acceleration Request

Request Date: Thursday, April 28, 2022

Request Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Mr. Crawford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, American International Holdings Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective on Thursday, April 28, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Loev at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

/s/ Jacob Cohen
Jacob Cohen
Chief Executive Officer